26 May 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 18 May 2026 to 22 May 2026 it purchased through J.P. Morgan Securities plc a total of 3,293,200 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
18/05/2026 19/05/2026 20/05/2026 21/05/2026 22/05/2026	690,000 667,000 661,000 673,000 602,200	2522 2558 2495 2496 2498	2436 2518 2428 2453 2448	2470.4323 2536.9269 2458.0077 2475.0485 2473.5548

Following the settlement of the above transactions, RELX PLC holds 59,126,290 ordinary shares in treasury, and has 1,769,333,185 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 55,018,418 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/7623F_1-2026-5-26.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66